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                           June 21, 2023

       Gerard Michel
       Chief Executive Officer
       Delcath Systems, Inc.
       1633 Broadway, Suite 22C
       New York, New York 10019

                                                        Re: Delcath Systems,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 15, 2023
                                                            File No. 333-272659

       Dear Gerard Michel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Christina Roupas, Esq.